Ipsidy Inc.

670 Long Beach Boulevard

Long Beach, New York 11561

August 20, 2021

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Derby, Staff Attorney

Re:	Ipsidy Inc.

Registration Statement on Form S-1

File No. 333-257453

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Ipsidy Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:45 p.m., Eastern Time, on Monday, August 23, 2021, or as soon thereafter as possible.

IPSIDY INC.

By:	/s/ Stuart Stoller
Name:	Stuart Stoller
Title:	Chief Financial Officer